Exhibit 99.1

“Making the Impossible Possible”

INTERIM FINANCIAL REPORT

H1 2018

REGULATED INFORMATION

This report is prepared in accordance with article 13 of the Belgian Royal Decree of November 14, 2007.

Celyad publishes its Interim Financial Report in French. Celyad has also produced an English translation of this Interim Financial Report for convenience purposes only. In the event of differences of interpretation between the English and the French versions of the Report, the original French version will prevail.

Forward-looking statements

In addition to historical facts or statements of current condition, this report contains forward-looking statements, including statements about the expected timing of future business updates and shareholder meetings and the potential safety and feasibility of CYAD-01 cell therapy, including current and planned preclinical and clinical trials for Celyad’s product candidates and the timing of data readouts therefrom; the clinical and commercial potential of these product candidates and the adequacy of Celyad’s financial resources; Celyad’s intellectual property portfolio, including plans related thereto; Celyad’s expectations regarding its strategic collaborations and license agreements with third parties, including ONO Pharmaceuticals, Novartis, Celdara Medical, and Dartmouth College, and the potential impact of such collaborations on Celyad’s future financial condition, results of operation and business outlook; and Celyad’s expected cash burn, which reflect Celyad’s current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and other factors which might cause actual results or events to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical trials or preclinical studies may not be replicated in subsequent trials or studies; our ability to successfully manufacture drug product for Celyad’s clinical trials, including drug product with the desired number of T cells under its clinical trial protocols, and Celyad’s ability to improve and automate these manufacturing procedures in the future; risks associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including its clinical trials for CYAD-01; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, Celyad’s ability to enforce its patents against infringers and defend its patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with Celyad’s ability to manage operating expenses; and risks associated with Celyad’s ability to obtain additional funding to support its business activities and establish and maintain strategic business alliances and business initiatives.

A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including the Company’s Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document, and Celyad’s actual results may differ from those expressed or implied by these forward-looking statements. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

1.	UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—6 months ended June 30, 2018

1.1. Interim consolidated statements of financial position (1)

(€‘000)	Note	June 30, 2018	December 31, 2017
NON-CURRENT ASSETS		42,054	41,232
Intangible assets	3.6.3	35,266	36,508
Property, plant and equipment		3,148	3,290
Non-current trade receivables		2,144	—
Other non-current assets		1,496	1,434
CURRENT ASSETS		67,003	36,394
Trade and Other receivables		271	233
Other current assets		3,504	2,255
Short term investments	3.6.4	843	10,653
Cash and cash equivalents	3.6.4	62,385	23,253

TOTAL ASSETS		109,057	77,626

EQUITY	1.3	72,684	47,535
Share capital	3.6.5	41,553	34,337
Share premium	3.6.5	206,148	170,297
Other reserves		23,863	23,322
Accumulated loss		(198,880)	(180,421)
NON-CURRENT LIABILITIES		26,240	22,146
Bank loans	3.6.8	368	326
Finance leases	3.6.8	349	482
Advances repayable	3.6.6	2,742	1,544
Contingent consideration and other financial liabilities	3.6.8	22,570	19,583
Post-employment benefits		204	204
Other non-current liabilities		7	7
CURRENT LIABILITIES		10,133	7,945
Bank loans	3.6.8	283	209
Finance leases	3.6.8	299	427
Advances repayable	3.6.6	291	226
Trade payables	3.6.7	6,441	4,800
Other current liabilities	3.6.7	2,819	2,282

TOTAL EQUITY AND LIABILITIES		109,057	77,626

[1]	The interim condensed financial statements are unaudited financial statements

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

1.2. Interim consolidated statements of comprehensive income (1)

		For the 6-month period ended June 30,
(€‘000)		2018	2017[2]
Revenue	3.6.1	2,518	3,505
Cost of sales		—	(526)
Gross profit	3.6.1		2,979
Research and development expenses		(11,136)	(11,147)
General and administrative expenses		(5,457)	(4,244)
Other operating income		708	56
Other operating expenses		(5,424)	(1,328)
Operating Loss	3.6.1	(18,791)	(13,684)
Financial income		337	556
Financial expenses		(5)	(1,285)
Loss before taxes	3.6.1	(18,459)	(14,414)
Income taxes		—	(1)
Loss for the period [3]	3.6.1	(18,459)	(14,415)

Basic and diluted loss per share (in €)		(1.79)	(1.52)

Other comprehensive income
Items that may be subsequently reclassified to profit or loss		(1,195)	(576)
Currency translation differences		(1,195)	(576)
Other comprehensive loss for the period, net of tax		(1,195)	(576)
Total comprehensive loss for the period		(19,654)	(14,991)
Total comprehensive loss for the period attributable to equity holders [3]		(19,654)	(14,991)

[1]	The interim condensed financial statements are unaudited financial statements
[2]	Restated in accordance with first adoption of IFRS 15 standard, under the full retrospective method
[3]	For the periods presented, the Group does not have any non-controlling interests and the loss for the period is fully attributable to owners of the parent.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

1.3. Interim consolidated statements of changes in equity (1)

(€‘000)	Share capital	Share premium	Other reserves	Accumul. loss	Total equity
Balance as of January 1st 2017	32,571	158,010	24,329	(124,026)	90,885
Exercise of warrants	560	—	—	—	560
Share-based payments	—	2,639	(1,803)	—	836
Transaction costs associated with capital increases	—	(38)	—	—	(38)

Total transactions with owners, recognized directly in equity	560	2,601	(1,803)	—	1,358
Loss for the period	—	—	—	(14,415)	(14,415)
Currency translation differences	—	—	(576)	—	(576)

Total comprehensive loss for the period	—	—	(576)	(14,415)	(14,991)

Balance as of June 30, 2017	33,131	160,611	21,950	(138,441)	77,252

(€’000)	Share capital	Share premium	Other reserves	Accumul. loss	Total equity
Balance as of January 1st 2018	34,337	170,297	23,322	(180,421)	47,535

Capital increase	7,204	38,936	—	—	46,140
Transaction costs associated with capital increases		(3,141)			(3,141)
Exercise of warrants	12	—	—	—	12
Share-based payments	—	56	1,737	—	1,793

Total transactions with owners, recognized directly in equity	7,216	35,851	1,737	—	44,804
Loss for the period	—	—	—	(18,459)	(18,459)
Currency translation differences	—	—	(1,194)	—	(1,194)

Total comprehensive loss for the period	—	—	(1,194)	(18,459)	(19,654)

Balance as of June 30, 2018 [1]	41,553	206,148	23,863	(198,880)	72,684

[1]	The interim condensed financial statements are unaudited financial statements

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

1.4. Interim consolidated statements of cash flows (1)

		For the 6-month period ended June 30,
(€‘000)		2018	2017
Cash flow from operating activities
Loss for the period	1.2	(18,459)	(14,415)
Non-cash adjustments	3.6.1
PP&E—Depreciation		606	501
Intangibles—Amortization		33	380
Upfront payment paid in shares		(843)	—
Change in fair value of Contingent consideration and other financial liabilities		2,987	953
Remeasurement of RCA’s		886	283
RCA’s and grant income		—	(56)
Loss on tangible assets		56
Share-based payment expense		1,793	836
Change in working capital
Trade Receivables and Other (non-)current assets		(3,493)	734
Trade payables, other liabilities		2,555	(3,686)
Net cash from/(used in) operations		(13,877)	(14,469)

Cash flow from investing activities
Acquisition of property, plant & equipment		(528)	(210)
Acquisition of Intangible assets		—	(7)
Disposal of fixed assets		—	207
Acquisition of short term investments		—	(45,386)
Proceeds from short term investments		10,653	34,230
Net cash from/(used in) investing activities		10,125	(11,166)

Cash flows from financing activities
Proceeds from borrowings		220	—
Repayments of finance leases		(366)	(279)
Proceeds from issuance of shares and exercise of warrants (net)	3.6.2	43,011	560
Proceeds from RCAs & other grants		—	56
Net cash from/(used in) financing activities		42,865	337

Net cash and cash equivalents at beginning of the period		23,253	48,357
Change in net cash and cash equivalents		39,112	(25,298)
Effects of exchange rate changes on cash and cash equivalents		20	390

Net cash and cash equivalents at the end of the period		62,385	23,449

[1]	The interim condensed financial statements are unaudited financial statements

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of Celyad SA’s (our, Celyad’s or the Company’s) interim condensed consolidated financial statements. It should be read in conjunction with the unaudited financial information and the notes thereto included in this Interim Financial Report and the audited financial information and the notes thereto included in our 2017 Annual Report available on the Company’s website.

All amounts included herein with respect to the six-month periods ended June 30, 2018 and 2017 are derived from our interim condensed consolidated financial statements. The consolidated financial statements for the six months’ period ended June 30, 2018 and 2017 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with the IFRS issued by the IASB as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting.

Except for the historical information contained herein, the matters discussed in this Interim Financial Report may be deemed to be forward-looking statements that involve certain risks and uncertainties. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. In this Interim Financial Report, words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this Interim Financial Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Interim Financial Report, they may not be predictive of results or developments in future periods. We caution readers not to place undue reliance on any forward-looking statements made by us, which speak only as of the date they are made.

Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Interim Financial Report, particularly under the “Risk and Uncertainties” and “Forward-looking statements” sections.

This discussion and analysis is dated as of the date of this Interim Financial Report. We disclaim any obligation, except as specifically required by law, to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

We are a clinical-stage biopharmaceutical company focused on the identification and development of engineered cell therapies in oncology to address diseases with high unmet medical needs.

We are developing a unique CAR-T cell platform, using Natural Killer Receptor transduced onto T lymphocytes. The platform targets a wide range of solid and hematological tumors. Unlike traditional CAR-T cell therapy, which target only one tumor antigen, Natural Killer (NK) cell receptors enable a single receptor to recognize multiple tumor antigens.

Our lead immuno-oncology candidate, CYAD-01 (CAR-T NKG2D), is an engineered CAR T-cell that utilizes the human Natural Killer Receptor NKG2D to recognize multiple ligands on numerous solid and hematological tumors. CYAD-01 is intended to trigger cell killing through the binding of NKG2D to any of eight naturally occurring ligands that are known to be overexpressed on more than 80% of tumors.

Preclinical results suggest that CYAD-01 has multiple mechanisms of actions and goes beyond direct cancer cell killing. We believe it inhibits the mechanisms that enable tumors to evade the immune system, activates and recruit anti-tumor immune cells and disrupts the blood supply to the tumor. These mechanisms promote the induction of adaptive immunity, meaning the development of a long-term immune memory against specific tumor antigens of the targeted tumor.

Celyad is developing both autologous and allogeneic approaches. The preclinical research underlying this technology was originally conducted at Dartmouth College by Dr. Charles Sentman and has been published extensively in peer-reviewed publications.

CYAD-01 is currently being investigated in several Phase I clinical trials (THINK, SHRINK, LINK), and we plan to initiate other Phase I trials in the course of the second half of 2018 to identify which approach offers the most encouraging safety and efficacy profile before advancing to Phase II clinical trials in two expected indications, Acute Myeloid Leukemia (AML) and Colorectal cancer (CRC).

2018 Operational Highlights as of the date of this report

Progress made in Acute Myeloid Leukemia (AML)

In the THINK trial, interim results demonstrate signs of clinical activity ranging from complete responses to stable disease at lower doses in AML patients receiving one cycle of CYAD-01 per protocol. The first ever reported complete response by an investigational CAR-T cell therapy without preconditioning in a patient with refractory and relapsed AML was published as a case study in Haematologica.

The recruitment of the last patients of the third and last dose is ongoing at the date of this report. A second cycle of therapy at the second dose level (1x109) was administered in an AML patient to evaluate the activity of additional cycles of administration on clinical response. No dose-limiting toxicity has been observed to date.

Clinical results are expected to be reported in December at the American Society for Hematology (ASH) Annual Meeting.

Based on feedback from Belgian and US regulatory authorities, we finalized the protocols of the EPITHINK and DEPLETHINK AML trials and we initiated these two Phase I clinical trials involving AML patients.

Progress made in Colorectal Cancer (CRC)

In the THINK trial, the dose-escalation part of the trial is completed. One dose-limiting toxicity (DLT) was reported in one of the first three patients triggering enrollment of 3 additional patients. Clinical results are expected to be reported in November during the Society for Immunotherapy of Cancer (SITC) Annual Meeting.

At the date of this report, the enrollment of the patients in the first dose of the SHRINK and LINK trials is ongoing. No dose-limiting toxicity has been reported to date.

The DEPLETHINK CRC protocol was finalized and the first patient has been registered. This trial aims to evaluate the administration of CYAD-01 after a traditional preconditioning regimen in patients suffering from CRC.

Subsequent Other Operational Events to First Half

In July, Celyad’s Investigational New Drug (IND) application went into effect with the U.S. Food and Drug Administration (FDA) for CYAD-101, the world’s first non-gene edited allogeneic CAR-T clinical program. CYAD-101 is the first of a family of investigational non-gene edited allogeneic CAR-T cell therapies that will draw on the experience from the SHRINK autologous CAR-T program to target colorectal cancer. The FDA also indicated that the Allo-SHRINK trial, evaluating the safety and clinical activity of CYAD-101 in patients with unresectable colorectal cancer in combination with standard chemotherapy, is safe to proceed.

Corporate and Financial Highlights

In May, Celyad successfully completed a global offering with gross proceeds of approximately $54.4 million (approximately €46.1 million), resulting in cash proceeds for an amount of approximately €43 million net of bank fees and transaction costs. At the end of June 2018, the Company reported €62.4 million in cash and cash equivalents, which are expected to be sufficient to support its operating capital expenditure into mid-2020.

In early August, Margo Roberts, Ph.D., joined Celyad’s board of directors and scientific committee. Dr. Roberts was chief scientific officer at Kite Pharma, Inc., before becoming senior vice president of discovery research where she focused on next therapeutic approaches including Kite’s allogeneic T-cell programs. With Dr. David Gilham, Celyad’s VP of R&D, she will provide input into the scientific strategy of the Company.

Also, in August, the Company announced the appointment of Filippo Petti as chief financial officer, succeeding Patrick Jeanmart. Prior to joining Celyad, Mr. Petti served as VP of healthcare investment banking at Wells Fargo Securities and William Blair & Company. His deep industry expertise, experience in oncology and connectivity within the U.S. investor community will help Celyad’s development in the U.S. capital and financial market.

Operating Capital Requirements

We believe that our existing cash position is sufficient to continue operating at least for the next 12 months. We also believe that it will enable us to fund our operating expenses and capital expenditure requirements, based on the current scope of our activities, into mid-2020. We have based the latter estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and commercialize our product candidates.

3.	NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—6 months ended June 30, 2018

3.1. General information

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based therapies. Celyad utilizes its expertise in cell engineering to target cancer.

Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), is evaluated in multiple dose escalation Phase 1 clinical trials to assess the safety and clinical activity of multiple administrations of autologous CYAD-01 cells in different conditions in AML and CRC patients.

Celyad SA was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2, B-1435 Mont-Saint- Guibert, Belgium (company number 0891.118.115). The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s American Depositary Shares (ADSs) are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

The Company has three fully owned subsidiaries (together, the Group) located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad Inc. and Corquest Medical, Inc.). OnCyte LLC has been liquidated into Celyad SA on 8 March 2018.

The interim condensed consolidated financial statements have been approved for issuance by the Company’s Board of Directors on August 22, 2018, but have not been audited.

The interim report is available to the public free of charge and upon request to the above-mentioned address or via the Company’s website (http://www.celyad.com/investors).

3.2. Basis of preparation and significant accounting policies

The interim consolidated financial statements of Celyad for the six months ended June 30, 2018 (the “interim period”) include Celyad SA and its subsidiaries. The significant accounting policies used for preparing the interim condensed consolidated financial statements are explained below.

3.2.1. Basis of preparation

The interim condensed consolidated financial statements have been prepared in accordance with the IFRS issued by the IASB and in accordance with the IFRS issued by the IASB as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2017.

The preparation of the Company’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the interim period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The principal risks during the interim period have not materially changed from those mentioned in the 2017 Annual Report and subsequent reports and filings made with the SEC, each of which are available on the Company’s website (http://www.celyad.com/investors/regulated-information).

All statements and information relate to the interim period unless otherwise stated.

The interim condensed consolidated interim financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand (€000) except when otherwise indicated. Amounts have been rounded off to the nearest thousand and in certain cases, this may result in minor discrepancies in the totals and sub-totals disclosed in the financial tables.

3.2.2. New standards, interpretations and amendments

The Group has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its 2017 annual financial statements, except for those that relate to new standards and interpretations effective for the first time for periods beginning on (or after) 1 January 2018. The Group has adopted the following new standards that went into effect on January 1, 2018:

•	IFRS 9 Financial Instruments; and

•	IFRS 15 Revenue from Contracts with Customers

Details of the impact these two standards on the Group are given below.

✓

IFRS 9 Financial Instruments (effective for annual periods beginning on or after 1 January 2018) is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

•	Regarding the classification and measurement of financial assets, the impact is limited since the Group does not hold significant equity or debt investments.

•

Likewise, the impact in the Group of the new guidance on impairment of financial assets is very limited considering the nature of financial assets held and specifically the current low amount of trade receivables.

•	The Group does not currently apply hedge accounting.

•	There are no substantial changes to the measurement of financial liabilities under the new guidance.

Considering all the above and the characteristics of the financial instruments held by the Company, management has analyzed the implications of the retrospective adoption on the required effective date of this standard in accordance with IAS 8. The Company has concluded that the application of IFRS 9 does not have a significant impact on the financial statements.

✓

IFRS 15 Revenue from Contracts with Customers (effective for annual periods beginning on or after 1 January 2018) is the new standard ruling revenue recognition. Its core principle requires to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also results in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The Group has applied the full retrospective transition approach. For the comparative period presented in the 2018 interim financial statements, the most significant revenue source of the Company was the license agreement signed with Novartis in May 2017. Management has analyzed the contract using the guidance under the new standard and has concluded that the adoption of IFRS 15 does not materially affect the previous accounting treatment under IAS 18. In this respect, the licensing revenue relating to Novartis agreement reported for the period ended June 30, 2017, has been concluded by management as follows:

•

in accordance with ‘Licensing’ Application Guidance set forth in IFRS 15—Appendix B, para. B52 until B63: it shall not be subject to any recognition restatement, as the license agreement concluded by the Company to date qualify as ‘right-to-use’ licenses;

•

in order to comply with the ‘Principal vs. Agent’ guidance set forth in IFRS 15 Appendix B, para. B34 until B38: it shall be grossed up for an amount of €0.5 million for the interim period ending 30 June 2017, with the same counterpart in ‘cost of licensing’ (expense).

IFRS 15 implementation thus has no impact on the gross margin previously reported under IAS 18. It has a limited presentation impact for the 2017 comparative period, as summarized in the table below:

€‘000	30 June 2017 IFRS 15	Restatement	30 June 2017 IAS 18
Revenue	3,505	526	2,979
Cost of sales	(526)	(526)	—

Net Revenue from licensing	2,979	0	2,979

Except for IFRS 16 Leases, other new or amended standards and Interpretations issued by the IASB and the IFRIC that will apply for the first time in future annual periods are not expected to have a material effect on the Group as they are either not relevant to the Group’s activities or require accounting which is consistent with the Group’s current accounting policies. Details of IFRS 16 impact on the Group are given below:

•

IFRS 16 Leases (effective for annual periods beginning on or after 1 January 2019) replaces the existing lease accounting requirements and, in particular, represents a significant change in the accounting and reporting of leases that were previously classified as ‘operating leases’ under IAS 17, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The Group has identified its lease contracts and is currently in the process of capturing the relevant data needed under the new standard, in order to analyze the impact of adopting IFRS 16. The Company had total contractual undiscounted obligations for operating leases of €3.9 million as at 30 June 2018 and €3.8 million as at 31 December 2017. The Company has not yet decided on the transition approach to be used.

3.2.3. Critical accounting estimates and judgments

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.

We refer to the disclosure note 5.33.3. in our 2017 year-end financial statements for further details about the main critical accounting estimates and judgements, except for revenue recognition which are discussed below, under the new standard IFRS 15.

Evaluating the criteria for revenue recognition under license and collaboration agreements requires management’s judgement to assess and determine the following:

•	the nature of the contractual performance obligations relating to the license grant (satisfaction over time or at a point in time, ie. ‘right-to-access’ or ‘right-to-use’ license type);

•	whether the license agreements are distinct or should be combined with other performance obligations;

•

the determination of the transaction price (ie. the variable consideration is eligible for revenue recognition only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved).

The positions taken may vary from one license agreement to the other, depending on license agreement’s substance entered into by Celyad.

3.3. Segment reporting

The chief operating decision-maker (CODM), who is responsible for making strategic decisions, allocating resources and assessing performance of the Group, has been identified as the Board of Directors.

Since the acquisition of the oncological platform in 2015, the management and the CODM have determined that there are two operating segments, being:

✓	the cardiology segment, regrouping the Cardiopoiesis platform, the Corquest Medical, Inc. (Corquest) platform and C-Cathez; and

✓	the immuno-oncology segment regrouping all assets developed based on the CAR-T cell platform.

Although the Group is currently active in Europe and in the United States, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase. No disaggregated information on product level or geographical level or any other level currently exists and hence is also not considered by the Board of Directors for assessing performance or allocating resources.

The CODM is not reviewing assets by segments, hence no segment information per asset is disclosed. As per 30 June 2018, all of the Group’s non-current assets are located in Belgium.

During the first half of 2018, the Group entered into a license agreement with Mesoblast relating to the C-Cathez device, in the Cardiology segment, resulting in €2.4 million revenue recognized (see paragraph 3.6.1. for more details). Since mid of 2016, the Company is fully focused on the development of its immuno-oncology platform. Therefore, as of June 30, 2018, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior year.

	For the 6-month period ended June 30, 2018
€‘000	Cardiology	Immuno-oncology	Corporate	Group total
Revenue recognized at a point in time	2,399	—	—	2,399
Revenue recognized over time	—	119	—	119
Total Revenue	2,399	119	—	2,518
Cost of sales	—	—	—	—
Gross profit	2,399	119	—	2,518
Research & development expenses	(272)	(10,863)	—	(11,136)
General & administrative expenses	—	—	(5,457)	(5,457)
Net other operating income/(loss)	(712)	(4,160)	155	(4,717)
Operating loss	1,415	(14,904)	(5,302)	(18,791)
Net financial income/(loss)	—	—	332	332
Profit/(Loss) before taxes	1,415	(14,904)	(4,970)	(18,459)
Income taxes	—	—	—	—
Profit/(Loss) for the period	1,415	(14,904)	(4,970)	(18,459)

During the first half of 2017, the Group has received a non-refundable upfront payment as a result of the Company’s entry into a non-exclusive license agreement with Novartis, in the immuno-oncology segment. R&D expenses associated to our cardiology assets were proportionally much less than the ones related to our immuno-oncology assets, as a result of our strategy turnaround since 2016.

	For the 6-month period ended June 30, 2017
€‘000	Cardiology	Immuno-oncology	Corporate	Group total
Revenue recognized at a point in time	—	3,505	—	3,505
Revenue recognized over time	—	—	—	—
Total Revenue	—	3,505	—	3,505
Cost of sales	—	(526)	—	(526)
Gross profit	—	2,979	—	2,979
Research & development expenses	(1,497)	(9,650)	—	(11,147)
General & administrative expenses	—	—	(4,244)	(4,244)
Other operating income & expenses	505	(1,778)	—	(1,273)
Operating loss	(992)	(8,448)	(4,244)	(13,684)
Net financial expense	—	—	(730)	(730)
Loss before taxes	(992)	(8,448)	(4,973)	(14,414)
Income taxes	—	—	(1)	(1)
Loss for the period	(992)	(8,448)	(4,974)	(14,415)

3.4 Off-Balance Sheet Arrangements

As of the date of this report and also for the periods presented, we did not have any off-balance sheet arrangements.

3.5 Capital Expenditures

We do not capitalize our research and development expenses until we receive marketing authorization for the applicable product candidate. Research and development expenditures incurred during the interim period were accounted for as operating expenses.

3.6 Additional disclosure notes to the financial statements

3.6.1 Results of operations—Comparison of the 6-month period ended June 30, 2018 and June 30, 2017

Revenue

Total revenue decreased by €1.0 million, as detailed below:

	For the 6-month period ended June 30,
(€‘000)	2018	2017
Out-licensing revenue	2,399	3,505
C-Cathez sales	—	—
Other revenue	119	—

Total Revenues	2,518	3,505

In May 2018, the Group has entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize Celyad’s intellectual property rights relating to C-Cathez, an intra-myocardial injection catheter. We have applied the 5-step model foreseen by IFRS 15 to determine revenue recognition pattern applicable to this contract as of 30 June 2018. Key judgements made in accordance with IFRS 15 were that the license agreement:

•	is a distinct component of the Mesoblast agreement;

•

refers to a ‘right-to-use’ type of license, ie. the right to use Celyad’s intellectual property as it exists at the point in time the license has been granted (May 2018). Revenue allocated to the transaction price is thus eligible for full revenue recognition for the H1.2018 interim period;

•	foresees a transaction price broken down between upfront (€0.8 million cashed in) and contingent milestone payments (an additional amount of €2.1 million qualifying for recognition at 30 June 2018);

•	features a financing component (€0.5 million deferred financial income to be deducted from the above), leading to a net out-licensing revenue reported of €2.4 million;

•

further foresees variable consideration of up to $17.5 million related to future regulatory- and commercial-based milestones, which will not be recognized until it becomes highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur.

In June 2017, the Group received a non-refundable upfront payment as a result of the Company’s entry into a non-exclusive license agreement with Novartis. This upfront payment was fully recognized upon receipt as relating to a right-to-use license (no performance obligation associated with the payment, other than granting the right to use the underlying intellectual property as from contract signing date).

We do not expect to generate material revenue unless and until we receive regulatory approval for one of our drug product candidates.

Research and development expenses

The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in our consolidated financial statements.

	For the 6-month period ended June 30
(€‘000)	2018	2017
Employee expenses	4,055	3,647
Travel & Living	207	218
Clinical study costs	1,876	2,122
Preclinical study costs	1,011	1,502
Process development and scale-up	1,822	1,233
Research fees	329	401
IP fees	191	251
Share-based payments	556	355
Depreciation and amortization	502	754
Rent and utilities	312	206
Delivery systems	79	271
Others	197	187

Total R&D expenses	11,136	11,147

Research and development expenses total €11.1 million for the six-month period ended June 30, 2018, which is in line with the first semester of 2017. Our R&D internal resources are allocated to the continuous development of our immuno-oncology platform and, in particular, our lead product candidate, CYAD-01, both on clinical and preclinical efforts. We also emphasize the process development, manufacturing scale-up and automation of our production processes, in preparation of the next anticipated clinical stages of CYAD-01.

General and administrative expenses

	For the 6-month period ended June 30,
(€‘000)	2018	2017
Employee expenses	1,507	1,429
Consulting fees	1,221	976
Share-based payments	1,237	481
Communication & marketing	448	415
Rent	601	471
Travel & living	128	151
Depreciation	136	125
Other	179	196

Total general and administrative expenses	5,457	4,244

General and administrative expenses increased by €1.2 million over the six-month period ended June 30, 2018 as compared to the six-month period ended June 30, 2017. This variance primarily relates to the increase the expenses associated with the share-based payments. Share-based payments are non-cash expenses related to the share option plan offered to our employees, managers and directors.

Other operating income and expenses

	For the 6-month period ended June 30,
(€‘000)	2018	2017
Grant income	553	56
R&D tax credit	155	—

Total other operating income	708	56

Contingent consideration – fair value adjustment	2,987	1,005
Remeasurement of RCAs	886	283
Sub-licensing fees	1,306	—
Reimbursement of RCA’s	245	—
Other	—	41

Total other operating expenses	5,424	1,329

The Company reported under other operating income and expenses the following items:

•	Proceeds received from the Walloon Region under the RCAs contracts and from the European Commission under the FP7 programs;

•	Research and development tax credit;

•	The remeasurement of the amortized cost of the RCAs;

•	The change in fair values estimates of the contingent consideration associated with future payments owed to Celdara Medical and Dartmouth College; and

•	The sub-licensing fees paid to the Celdara Medical and Dartmouth College associated to the development of our immuno-oncology platform.

The management revised the estimated time to commercialization of CYAD-01, CYAD-101 and C-Cathez, based on the respective clinical development stage of these product candidates. As a consequence, both the RCA and the contingent liabilities associated with these assets increased as of 30 June 2018.

In June 2018, the Walloon Region notified the Company of a payment of €1.2 million related to the contract 7685. The proceeds were received in July 2018.

Operating loss

As a result of the foregoing, our operating loss increased by €5.1 million over the six-month period ending June 30, 2018 as compared to the six-month period ended June 30, 2017, totaling €18.8 million at June 30, 2018.

Financial income and financial expenses

Financial income is mainly composed of interest income on short term deposits. The dissolution of the subsidiary OnCyte LLC has not been considered as a substantially complete liquidation given that the underlying activity of this former entity has been transferred to Celyad SA and therefore, the related CTA balance has not been reclassified from equity to financial result.

Loss for the period

As a result of the foregoing, our loss for the six-month period ended June 30, 2018 increased by €4.1 million, from €14.4 million as at June 30, 2017 to €18.5 million as at June 30, 2018.

Loss per share

The loss per share is calculated by dividing loss for the period by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share. In case the warrants would be included in the calculation of the loss per share, this would decrease the loss per share.

	For the 6-month period ended June 30,
(€‘000)	2018	2017
Loss for the period attributable to equity holders	(18,459)	(14,415)
Weighted average number of shares outstanding	10,328,883	9,486,954

Earnings per share in EUR (non-fully diluted)	(1.79)	(1.52)

3.6.2 Liquidity and capital resources

Our liquidity requirements primarily relate to the funding of research & development and general & administrative expenses and working capital requirements. We monitor our risk to a shortage of funds using a monthly liquidity planning tool. Our objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposits and finance leases.

As of June 30, 2018, we funded our operations through several private and public investments totaling, since inception, approximately €259 million (respectively, approximately €42.0 million and approximately €217 million). We also received non-dilutive funding from local and European governmental bodies.

In May 2018, we raised approximately €46.1 million of gross proceeds via a global offering of our American Depositary Shares placed on Nasdaq and our ordinary shares placed on Euronext. Net proceeds of this transaction amounted to approximately €43.0 million.

Amounts due to the Walloon Region, booked as advances repayable, at June 30, 2018 correspond to the present value of expected future repayments of RCAs received, to support specific development programs related to C-Cathez and CYAD-01. We are exposed to liabilities and contingent liabilities as a result of the RCAs we have received from the Walloon Region and the license agreement executed with Celdara Medical, LLC.

As of June 30, 2018, there is one RCA contract pending totaling €3.5 million of which €2.1 million has been effectively paid out to Celyad by the Walloon Region.

The following table sets forth our condensed interim consolidated cash flows information for the six-month periods ended June 30, 2018 and 2017.

	For the 6-month period ended June 30,
(€‘000)	2018	2017
Net cash used in operations	(13,877)	(14,469)
Net cash from/(used in) investing activities	10,124	(11,166)
Net cash from/(used in) financing activities	42,865	337

Change in net cash and cash equivalents	39,112	(25,298)

The cash outflow resulting from operating activities amounted to €13.9 million for the six months ended June 30, 2018 in line with the amount of €14.5 million for the six months ended June 30, 2017.

Cash flow from investing activities represented a net cash inflow of €10.1 million for the six months ended June 30, 2018, relating to proceeds from short-term investments. Cash outflows from investing activities observed in 2017 were mainly relating to the net investments in short-term deposits for an amount of €11.2 million.

Cash flow from financing activities represented a net cash inflow of €42.9 million in the first half of 2018 compared to €0.3 million for the first half of 2017. The cash inflow reported in the first half of 2018 relates mainly to the net proceeds from the capital increase occurred in May 2018.

3.6.3	Intangible assets

	As of June 30,	As of December 31,
(€‘000)	2018	2017
OnCyte IPRD	33,677	34,854
C-Cath development costs	705	739
Goodwill	883	914
Other intangible assets	1	1

Total Intangible assets	35,266	36,508

The variance on the total intangible assets as of June 30, 2018 resulted primarily from currency translation (€1.2 million), the OnCyte In-Process R&D (IPRD) being registered in the accounting books of OnCyte, LLC in USD until March 2018. Goodwill and OnCyte IPRD are not amortized but are tested for impairment at least annually and whenever events or changes in circumstances indicate that their value may not be fully recoverable. The amortization expense for the other intangible assets is insignificant as of June 30, 2018.

3.6.4	Short-term investments and Cash and Cash equivalents

	As of June 30,	As of December 31,
(€‘000)	2018	2017
Short-term investments	843	10,653
Cash and cash equivalents	62,385	23,253

Total	63,228	33,906

The Group’s treasury position is defined as the sum of Short-term investments and Cash and cash equivalents, amounted to €63.2 million at 30 June 2018. The treasury position has improved against year-end, consequently to the capital increase occurred in May 2018, described below.

As of end of June 2018, short-term investments refer to shares received from Mesoblast in exchange of the C-Cathez license. These shares are expected to be sold on the ASX stock exchange during the second half of 2018. In 2017, short-term investments referred to short-term deposits with an original maturity of less than 12 months. The Group has reduced the amounts invested in short-term deposits over the first half of 2018.

3.6.5	Capital and share premium

	As of June 30,	As of December 31,
(€‘000)	2018	2017
Capital	41,553	34,337
Share premium	206,148	170,297

# Outstanding shares	11,942,344	9,867,844

As of June 30, 2018, share capital amounted to €41,6 million represented by 11,942,344 ordinary shares with no nominal value. This balance does not include the outstanding warrants issued by the Company and granted to certain directors, employees and non-employees of Celyad.

There were two capital increases over the course of the first semester 2018:

•	On February 7, 2018, 4,500 new shares as a result of an exercise of 4,500 warrants by Celyad employees; and

•	On May 22, 2018, 2,070,000 new shares as a result of our global offering (US public offering and concurrent European private placement).

As of June 30, 2018 all shares issued have been fully paid.

3.6.6	Advances repayable

	As of June 30,	As of December 31,
(€‘000)	2018	2017
Non-current portion	2,742	1,544
Current portion	291	226

Total Advances repayable	3,033	1,770

The increase in the non-current portion of the advances repayable mainly refers to the €1.2 million settlement notification made by the Walloon Region for the period (received in July 2018).

Based on our management estimate as of June 30, 2018, the maximum undiscounted amount the Group may have to reimburse to the Walloon Region amounts to €9.4 million.

3.6.7	Trade payables and other current liabilities

	As of June 30,	As of December 31,
(€‘000)	2018	2017
Total trade payables	6,441	4,800

Other current liabilities
Social security	120	306
Payroll accruals and taxes	1,949	947
Other current liabilities	750	1,029

Total other current liabilities	2,819	2,282

3.6.8 Financial instruments fair value disclosures

Financial instruments not reported at fair value on balance sheet

The carrying and fair values of financial instruments that are not reported at fair value in the interim financial statements were as follows for the current and comparative periods:

	As of June 30,	As of December 31,
(€‘000)	2018	2017
Assets (‘Amortised cost’ category)
Non-current Trade receivables	2,144	—
Other non-current assets	1,496	1,434
Trade receivables and other current assets	2,876	2,488
Short-term investments	—	10,653
Cash and cash equivalents	62,385	23,253

Total	68,901	37,828

For the above-mentioned financial assets, the carrying amount reported at balance sheet date is a reasonable approximation of their fair value.

	As of June 30,	As of December 31,
(€‘000)	2018	2017
Liabilities (‘Financial liabilities at amortized cost’ category)
Bank loans	651	536
Finance lease liabilities	648	909
RCA’s liability	3,033	1,770
Trade payables and other current liabilities	8,528	7,083

Total	12,860	10,298

For the above-mentioned financial liabilities, the carrying amount reported at balance sheet date is a reasonable approximation of their fair value.

Financial instruments reported at fair value on balance sheet

Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs:

(€‘000)	Level I	Level II	Level III	Total
Assets
Short-term investments	843	—	—	843

Total Assets	843	—	—	843

Liabilities
Contingent consideration and other financial liabilities	—	—	22,570	22,570

Total Liabilities	—	—	22,570	22,570

The change in the balance is detailed as follows:

CONTINGENT CONSIDERATION AND OTHER FINANCIAL LIABILITIES ROLL FORWARD

(€‘000)	As of 30 June,	As of 31 December,
EUR	2018	2017
Opening balance contingent consideration and other financial liabilities at 1 January	19,583	28,179
Milestone payment	—	(5,341)
Fair value adjustment	2,987	(191)
Currency Translation Adjustment	—	(3,064)

Closing balance contingent consideration and other financial liabilities	22,570	19,583

The contingent consideration and other financial liabilities refers to the acquisition of our immuno-oncology platform and corresponds to the fair value of the potential future payments due to Celdara Medical, LLC and Dartmouth College. Its net increase at balance sheet date is mainly due to the fair value measurement update at interim reporting date. The net increase of the contingent liability fair value is mainly driven by the addition of the milestone payments related to our allogeneic program (triggered by the IND filing of our product candidate CYAD-101 in June 2018).

The contingent consideration liability captures the commitments disclosed further under note 5.33.3. in our 2017 year-end financial statements including in our 2017 annual report.

Key assumptions driving the fair value are i) the discount rate (WACC), ii) the sales long-term growth rate in the terminal value and iii) the probabilities of success (PoS) for our product candidates to get commercialized, which were, at 30 June 2018:

PoS	Phase I to II	Phase II to III	Phase III to NDA/BLA	NDA/BLA to Approval	Cumulative PoS
Hem	100%	29%	53%	86%	13%
Solid	64%	23%	34%	80%	4%

Sensitivity analysis:

A variance in key assumptions gives rise to a proportionate impact in the contingent liability fair value computation, as detailed in our year-end financial statements (leveraged impact for the WACC driver, amortized impact for the sales long-term growth driver, linear impact for the PoS driver).

3.6.9 Related party transactions

The compensation amounts presented below, awarded to the members of the Board of Directors and the Executive Management Team of the Company, were recorded as General & Administrative expenses in the period referenced.

	For the 6-month period ended June 30,
(€‘000)	2018	2017
Independent directors’ fees	199	193
Share based payments	348	149
Total compensation to the Board of Directors	547	342

Executive Management fees	1,179	1,124
Short-term employee benefits	236	381
Share-based payments	763	454

Total compensation to the Executive Management Team	2,178	1,959

3.6.10 Subsequent events

There are no significant subsequent events to be reported at the issuance date of these interim financial statements.

4. RISKS AND UNCERTAINTIES

The following key risks and uncertainties for the Group described here below are those, currently known and specific to us. If any of these risks materialize, our business, financial condition or results of operations could suffer:

•

The main assets of the Company are intellectual property rights concerning technologies that have not led to the commercialization of any product. Celyad has never been profitable and has never commercialized any (pharmaceutical) product.

•	The Company has incurred net losses in each period since its inception and anticipates that it will continue to incur net losses in the future.

•	The Company may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

•

The Company has generated only limited revenue from sales of our catheter C-Cathez to date and does not expect to generate material revenue unless and until it receives regulatory approval for one of its drug product candidates.

•	The Company may encounter substantial delays in its clinical trials or may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

•

Our drug product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

•

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

•

The Company is heavily dependent on the regulatory approval of its product candidates (including CYAD-01) in the United States and Europe, and subsequent commercial success of such product candidates, both of which may never occur.

•

The THINK trial is ongoing and not complete. Initial success in ongoing clinical trial may not be indicative of results obtained when this trial is completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

•

In previous clinical trials involving T cell-based immunotherapies, some patients experienced serious adverse events. Our lead drug product candidate CYAD-01 may demonstrate a similar effect or have other properties that could halt its clinical development, prevent its regulatory approval, limit its commercial potential, or result in significant negative consequences.

•

Our CYAD-01 drug product candidate is a new approach to cancer treatment that presents significant challenges. The Company has concentrated its research and development efforts on cell-based immunotherapy technology, and its future success is highly dependent on the successful development of cell-based immunotherapies in general and in particular its approach using NKG2D receptor ligands, an activating receptor of NK cells. The Company cannot be sure that its T cell immunotherapy technologies will yield satisfactory products that are safe and effective, scalable or profitable.

•

The Company has not yet finalized its clinical development program for CYAD-01 in AML and CRC. The FDA and comparable foreign regulators may not agree with its proposed protocols for these clinical trials, which could result in delays.

•

The price setting, the availability and level of adequate reimbursement by third parties, such as insurance companies, governmental and other healthcare payers is uncertain and may impede on the Company’s ability to generate sufficient operating margins to offset operating expenses.

•	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to the Company on acceptable terms or at all.

•	The Company depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm its business.

•	The Company may face significant competition and technological change which could limit or eliminate the market opportunity for its product candidates

This list is not exhaustive, and we recommend that you read the detailed analysis of the risks that the Group faces set out in the Company’s 2017 Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports made by Celyad.

Financial calendar

Third quarter 2018 business update	November 19, 2018

Full-year results 2018	March 27, 2019

Annual shareholders meeting	May 6, 2019